25003022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-22752

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

APR 01 2025

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sanctuary Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3815 River Crossing Parkway Floor 2
(No. and Street)

Indianapolis	Indiana	46240
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Vaughan	317-633-1783	dvaughan@sanctuarywealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 West Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

12/17/2009	3968
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Vaughan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sanctuary Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMANDA TERRY
Notary Public, State of Texas
Comm. Expires 04-05-2025
Notary ID 12859963-0

Signature: David Vaughan
Digitally signed by David Vaughan
Date: 2025.03.31 09:57:24 -05'00'

Title: Chief Financial Officer

Amanda Terry
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

FGMK

Identifying opportunities. Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sanctuary Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sanctuary Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
March 31, 2025

Sanctuary Securities, Inc.

Statement of Financial Condition
December 31, 2024

Assets		
Cash	$	6,201,228
Due from clearing broker-dealers		11,425,350
Due from affiliates		1,155,555
Other assets		1,755,299
Total assets	$	20,537,432
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	4,613,698
Other liabilities		5,592
Total liabilities		4,619,290
Liabilities subordinated to claims of general creditors		1,000,000
Stockholder's Equity		14,918,142
Total stockholder's equity		14,918,142
Total liabilities and stockholder's equity	$	20,537,432

The accompanying notes are an integral part of this financial statement.

Sanctuary Securities, Inc.

Notes to the Financial Statement

Note 1: Description of Business

Sanctuary Securities, Inc. (the "Company") is a wholly-owned subsidiary of Sanctuary Wealth Group, LLC and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the activities of sales and trading and investment banking. The Company's customer securities are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2: Summary of Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized using the straight-line method over the estimated useful lives of the assets.

Interest: Interest income and expense and other income are recognized on the accrual basis.

Other income: Under the terms of the Company's clearing agreement, Asset Flow Incentive Payments are credited to the Company on a quarterly basis for Net New Assets introduced to the clearing broker by the Company. In addition to the Performance Incentive, The Company received a bonus for converting to the clearing broker platform and services. This is being recognized over the life of the agreement. Income generated through firm trading is being recognized as other income.

Income taxes: Income taxes are computed using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before their benefits are able to be realized, or that future deductibility is uncertain. There were no significant timing differences as of December 31, 2024. Income tax expense is the tax payable or refundable for the period, minus the change during the period in deferred tax assets and liabilities. The Company utilized its remaining net federal operating loss carryforward during 2024.

Recently Issued Accounting Pronouncement Adopted: The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses.

Note 2: Summary of Significant Accounting Policies (continued)

In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard effective January 1, 2024.

Note 3: Revenue from Contracts with Customers

Revenue from contracts with customer is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Revenue from contracts with customers includes commission and fees income from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commissions (Commissions and fees):

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer.

Investment Banking

Investment banking revenue consist of strategic advisory services and private placement fees:

Strategic Advisory Services:

Performance obligations under these arrangements vary dependent on the contract but are typically satisfied upon completion of the arrangement. The Company's strategic advisory revenues include success fees earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions.

Note 3: Revenue from Contracts with Customers (continued)

The Company records strategic advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement.

Private Placements:

The performance obligation is the consummation of the sale of securities for each contract with a customer. The Company earns agency placement fees in non-underwritten transactions, such as private placements of loans and debt and equity securities. The Company records placement revenues at the point in time when the services for the transaction are completed under the terms of each assignment or engagement. The Company controls the service as it is transferred to the customer and is therefore acting as a principal.

Broker fee income:

The Company utilizes a default cash sweep option which also provides FDIC insurance to cash positions which are held within applicable FDIC limits. Revenue from the default Cash Sweep/Money Market program will result in revenue paid to the Firm from its Clearing Broker.

Note 4: Due from Clearing Broker-Dealers

The amount receivable from clearing broker-dealers at December 31, 2024 is comprised of the following:

Cash	$ 425,584
Fees and commissions receivable	8,749,766
Clearing deposit	2,250,000
	$ 11,425,350

Current Expected Credit Losses. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

Note 5: Related Party Transactions

The Company entered into an expense sharing agreement with its parent, Sanctuary Wealth Group, LLC, and its affiliate, Sanctuary Advisors, LLC. The agreement was entered into to provide for the sharing of joint operating expenses. As of December 31, 2024 due from affiliates represents outstanding amounts receivable from affiliated entities related to this expense sharing agreement. This amount fluctuates monthly as expenses are incurred and allocated and cash is moved between the Company and its Parent. To the extent there is a receivable it is unsecured and non-interest bearing.

Note 6: Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31 2024, consist of:

Furniture and equipment	$ 433,281
Leasehold improvements	393,653
Accumulated depreciation and amortization	(826,934)
	$ -

Note 7: Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit-sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 8: Leases

The Company had operating lease agreements for office facilities that expired in 2024.

For leases with an initial term greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of the lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from the lessors.

Instead, the Company estimates the Company's incremental borrowing rate based on information available at lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less with purchase or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition and the Company recognizes lease expense for these leases on a straight-line basis over the term of the lease. The Company does not have any leases with an initial term of 12 months or less.

Other information related leases as of December 31, 2024, are as follows:

Supplemental cash flow information

Weighted average remaining lease term:	
Operating leases	0 years
Weighted average discount rate	
Operating leases	6.52%

Note 9: Contingencies

Litigation/Arbitrations and Regulatory Matters:

In the ordinary course of business, the Company is a defendant in litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated (after giving effect to any expected insurance recovery), the Company accrues such amount. Upon final resolution amounts payable may differ materially from amounts accrued. As of December 31, 2024, the Company had no accrued liabilities for pending matters. For other pending matters, the Company was unable to estimate a range of possible loss, however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 10: Liabilities Subordinated to Claims of General Creditors

The Company entered into a subordinated loan agreement with its parent company, Sanctuary Wealth Group, LLC in the amount of $1,000,000. This agreement was approved on May 31, 2017, by FINRA. The maturity date of the loan was March 31, 2022, and has no prepayment penalty. In accordance with the agreement, the scheduled maturity date in each year shall be extended an additional year unless on or before the day seven months preceding the scheduled maturity date then in effect, the lender shall notify the Company in writing that the scheduled maturity date shall not be extended. The parent company, Sanctuary Wealth Group, LLC intends to continue to extend the maturity date of the agreement. The loan bears interest at the annual rate of 10%. Interest payable as of December 31, 2024 was $200,000.

Note 11: Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer securities are introduced to and cleared through a clearing broker on a fully disclosed basis. Under the terms of the clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreement, the Company is required to maintain deposit with its clearing broker. The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company's clearing operations are provided by one clearing broker and the amount due from the clearing broker represents a concentration of credit risk should the clearing broker be unable to fulfill their obligation.

Note 11: Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

Additionally, the Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate. In the normal course of business, the Company may enter into underwriting commitments. As of December 31, 2024, there were no open commitments.

The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 12: Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions.

At December 31, 2024 the Company had net capital of $13,011,745 which was $12,761,745 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 13: Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 14: Subsequent Events

The Company has evaluated subsequent events for the potential recognition and/or disclosure through the date the financial statement was issued and is not aware of any material subsequent events during this period.